UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Sépia and Atapu surplus Agreement

—

Rio de Janeiro, April 9, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors approved today the signing of the Agreement with the Federal Government, which establishes the stakes in each contract and the amount of compensation to Petrobras in the event of a bid for the Transfer of Rights´ surplus volumes in the fields of Sépia and Atapu.

The Transfer of Rights Agreement, signed in 2010 between Petrobras and the Federal Government, included the exercise of exploration and production activities in the areas of Sépia and Atapu, with production volumes limited to 500 million barrels of oil equivalent (boe) in Sépia and 550 million boe in Atapu.

In 2019, due to the absence of offers in the bidding under Production Sharing Regime for the surplus volumes to the Transfer of Rights Agreement of the Sépia and Atapu, Petrobras and Pré-sal Petróleo S.A. (PPSA), qualified as the Federal Government's representative, negotiated more competitive conditions for a new bidding process for the areas, for the benefit of both parties.

With the publication of the Ministry of Mines and Energy (MME) Directive No. 23/2020, complemented by MME Directive No. 493/2021, Petrobras and PPSA reviewed and defined, prior to the new bidding process, the amounts of compensation to be paid by the new contractor to Petrobras for the cash flow deferral in the two areas, as well as the stake of the Transfer of Rights and Production Sharing Agreements, making the bidding process more predictable and attractive.

After technical discussions, Petrobras and the Federal Government agreed on the following terms:

Area	Transfer of Rights Stake (Petrobras)	Production Sharing Stake (new contractor)	Net and Firm Compensations
Atapu	39.5%	60.5%	US$ 3.253 billion
Sépia	31.3%	68.7%	US$ 3.200 billion

The amounts of the net and firm compensations will be increased by supplements (earn outs), due between 2022 and 2032, which will be payable as of the last business day of January of the year subsequent to the year in which the price of Brent oil reaches an annual average of over US$ 40/bbl, limited to US$ 70/bbl (the earn out tables will be disclosed by the Ministry of Mines and Energy, after approval of the agreement by the Minister). Such supplements have a grace period of 1 year for payment of the 1st earn out installment, from 2023 to 2024, adjusted at a rate of 8.99% p.a.

To the value of the net and firm compensations will be added the tax effects related to Corporate Income Tax and to Social Contribution on Net Income caused by the transfer of ownership of Petrobras assets to the contractees under the Production Sharing regime, whose economic burden will be on the winner of the bid. In the case of the complementary compensation (earn out) the tax effects will already be included.

The foreseen conditions will be reflected in a Coparticipation Agreement that will bind Petrobras and the new contractor of the area(s). The Coparticipation Agreement will only be effective with the signing of the Production Sharing Agreement and the payment of compensation to Petrobras, when the contractors will have access to their production share from the fields of Sépia and Atapu.

The Agreement was reviewed by the Statutory Audit Committee (CAE), by the Minority Shareholders' Committee (COMIN) and approved by Petrobras' Board of Directors. However, its validity depends on approval by the Minister of Mines and Energy.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer